FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 001-10306

National Westminister Bank PLC

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosure: 1. Redemption of Securities announcement made on 15 December 2005

Enclosure 1.

REDEMPTION OF EXCHANGEABLE CAPITAL SECURITIES

The National Westminster Bank Plc has given notice that it will, on January 16, 2006 (the "Redemption Date"), redeem all 20,000,000 Exchangeable Capital Securities, Series A of $25.00 each (the "Capital Securities"). Consequently, on the Redemption Date, each Capital Security will therefore become due and payable at its redemption amount of $25.00 together with dividends payable for the current dividend period and accrued to the Redemption Date. Payment to holders of the Capital Securities will occur on the January 17, 2006, the first Business Day following the Redemption Date.

For further information please contact:

The National Westminster Bank Plc;

Ron Huggett	Richard O'Connor
Director of Capital Management	Head of Investor Relations
280 Bishopsgate	280 Bishopsgate
London	London
EC2M 4RB	EC2M 4RB
Tel: 020 7085 4925	Tel: 020 7672 1763

The Bank of New York (Trustee)

Peter Malcolm
The Bank of New York
One Canada Square
London
E14 5AL
Tel: 020 7964 6705

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 December 2005

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat